multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Result of Annual General Meeting

Monday 29 November 2004

The Company announces that all resolutions as listed in the Company's Notice of Annual General Meeting, previously approved by the ASX, were passed by the shareholders at the Annual General Meeting held today.

We attach the required proxy statistics relating to these resolutions.

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

For additional information please contact:

Shareholder enquiries
Mr Stephen Batten, Company Secretary on (03) 9674 4644, or
by email at shareholder@multiemedia.com

Media enquiries
Mr James Kellett, Director of Marketing on (03) 9674 4644

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

29 November 2004

ANNUAL GENERAL MEETING
MULTIEMEDIA LIMITED

As required by section 251AA(2) of the Corporations Act, the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Appointment of Director – Elwood Charles Ellison III

• Votes where the proxy directed to vote 'for' the motion	69,000,418
• Votes where the proxy was directed to vote 'against' the motion	5,842,689
• Votes where the proxy may exercise a discretion how to vote	16,820,968

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 1,706,073

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Executive Officer Option Plan No. 3

• Votes where the proxy directed to vote 'for' the motion	26,525,365
• Votes where the proxy was directed to vote 'against' the motion	21,019,147
• Votes where the proxy may exercise a discretion how to vote	9,385,474

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 695,418

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Multiemedia Limited Staff Share Option Plan

• Votes where the proxy directed to vote 'for' the motion	31,882,489
• Votes where the proxy was directed to vote 'against' the motion	16,142,672
• Votes where the proxy may exercise a discretion how to vote	9,385,474

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 204,769

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of Options to Directors

• Votes where the proxy directed to vote 'for' the motion	20,712,969
• Votes where the proxy was directed to vote 'against' the motion	26,053,557
• Votes where the proxy may exercise a discretion how to vote	9,385,474

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 1,485,670

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Dated this 29th day of November 2004

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

multiemedia
IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

CHAIRMAN'S AGM ADDRESS TO SHAREHOLDERS

Monday 29 November 2004

On behalf of the Directors of Multiemedia Limited, I would like to welcome all shareholders to this meeting. I would also like to welcome those members of our staff who are here and also representatives of our business partners from:

- Deacons - our legal advisors
- Ernst & Young - our auditors

Last year I said "I can truly say that this is the first Multiemedia Limited meeting in a long time that I am pleased to be Chairman. I continue to feel that way today."

Introduction

Multiemedia is a maturing company, and I am more confident in our future now than any previous year. We look forward to delivering you acceptable returns on your investments and good trading results into the future.

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Accounts 2003/04

Whilst a loss of $10.2m was recorded, and this was disappointing, it reflected the difficult nature of our business in its early phases; the challenges in ensuring our technology and the hardware we deployed delivered acceptable results and the significant investment that was required in our people and their learning and development. We have learned a great deal about this business and feel confident that this intellectual capital will be put to good use this year with a much more efficient and effective company and better outcomes.

General

We are entering a new phase of our development with;

a) NewSat moving to profits and benefiting from recurrent incomes;

b) Multie Technology Distribution's (MTD) maturity and strong interrelationship with NewSat;

c) The acquisition of Airworks with its strong growth potential, good cash flows and profitable outlook.

The Board felt confident enough recently to produce a forecast for the first time. Our 2 year forecast projects an end to cash burn during the next quarter, a profit for the second half of this year and a strong projection of a $13m profit in 2005/06.

Since releasing this forecast our trading performance reaffirms our view that we will achieve what we indicated in the forecast.

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Board

I thank my fellow Directors for their support and contribution this year. They have done an excellent job in developing our strategies and keeping management focused. I'd particularly like to thank Clinton Starr who stood down from the Board recently to concentrate on his new business ventures. We wish him well in this endeavour and hope he remains a shareholder and interested party long term. It is my hope that later in the meeting you support the re-election of Chuck Ellison as a Director. Chuck is a critical part of our Board.

In the coming months we will seek to strengthen our Board with the appointment of 2 additional Directors.

Business Activities

Our CEO Adrian Ballintine will speak to you in more detail about the business, however I wish to comment about 2 aspects:

1) **Middle East Growth**
We are very excited about our ongoing prospects for success in this region. With growth, of course, come challenges. We will seek to maximise our opportunity in this region through increased investment in staff and also with the development of appropriate partnerships. My thanks go to Charles D'Alberto for his work in the Middle East on our behalf.

2) **Airworks – Logic for Purchase**
This acquisition primarily protected our investment in the Woolworths project. It additionally puts us in the frontline within the retail sector for the future growth of our NewSat business as well as giving us a new revenue and profit stream and providing content for our system.

I believe greatly in this business opportunity.

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Share Purchase Plan

Directors believed a modest increase in our cash reserves was necessary.

The SPP provides the opportunity for all shareholders to choose to participate and given your comments at the recent EGM regarding capital raisings and the incentives given to third parties, we believed this was the best option. Whilst final figures for our raising are not yet calculated, in excess of $3m will be raised - a figure we find acceptable.

I will now move to the formal part of the meeting.

Thank you.

J H WALKER
Chairman
Multiemedia Limited

For additional information please contact:

Shareholder enquiries
Mr Stephen Batten, Company Secretary on (03) 9674 4644, or
by email at shareholder@multiemedia.com

Media enquiries
Mr James Kellett, Director of Marketing on (03) 9674 4644

Annual General Meeting
29th November 2004

Adrian Ballintine
Founder/CEO

multiemedia

An Overview

Founded	1988
No. of Shareholders	9,500
No. of Shares on Issue	1.35 billion (approx.)
Market Capitalisation	$50 million (approx.)

- 3 Divisions
- ASX S&P Top 300 Company

Our Brands

NewSat™
True Broadband

mtd®

AirWORKS MEDIA
Matching Media to the Moment of Decision

Financial Forecast

- $2m profit in 2nd half of 2005
- Cash flow positive by end March '05 Quarter
- Revenue of $50m at 30 June 2005
- Revenue of $110m at 30 June 2006
- Net Profit of $13m at 30 June 2006

Forecast Revenue



80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
-
(10.0)
$' millions
1st Half FY05
2nd Half FY05
1st Half FY06
2nd Half FY06
NewSat
Airworks
MTD
Elimination

Forecast EBITDA



14.0
12.0
10.0
8.0
6.0
4.0
2.0
-
(2.0)
(4.0)
(6.0)
$' millions
2005/2
2006/1
2006/2
Airworks
MTD
NewSat

NewSat – Advanced Broadband

- Delivers Applications
  - Video
  - Voice
  - Multicasting
  - Software – Microsoft
- HIBIS Approved (Higher Bandwidth Incentive Scheme)
- Broadband for Health
- Australia / Middle East / Africa – Sales Push
- Later South East Asia / China etc…

Our Territory


RUSSIAN FEDERATION
NORTH PACIFIC OCEAN
SOUTH PACIFIC OCEAN
INDIAN OCEAN
NORTH ATLANTIC OCEAN
SOUTH ATLANTIC OCEAN
ARCTIC OCEAN
SOUTHERN OCEAN
CANADA
UNITED STATES OF AMERICA
BRAZIL
AUSTRALIA
CHINA

NewSat
True Broadband



RUSSIAN FEDERATION
NORTH PACIFIC OCEAN
SOUTH PACIFIC OCEAN
INDIAN OCEAN
NORTH ATLANTIC OCEAN
SOUTH ATLANTIC OCEAN
CANADA
UNITED STATES OF AMERICA
BRAZIL
Hub Australia

NewSat
True Broadband


RUSSIAN FEDERATION
NORTH PACIFIC OCEAN
SOUTH PACIFIC OCEAN
CANADA
UNITED STATES OF AMERICA
BRAZIL
NSS-6
Hub Australia

NewSat
True Broadband


NSS-6
Hub Australia
NORTH PACIFIC OCEAN
RUSSIAN FEDERATION

NewSat
True Broadband


RUSSIAN FEDERATION
NORTH ATLANTIC OCEAN
NORTH PACIFIC OCEAN
INDIAN OCEAN
SOUTH ATLANTIC OCEAN
SOUTH PACIFIC OCEAN
NSS-6
Hub Australia

NewSat
True Broadband



Hub
NSS-6
Hub Australia
RUSSIAN FEDERATION
CANADA
NORTH PACIFIC OCEAN
INDIAN OCEAN
SOUTH ATLANTIC OCEAN
NORTH ATLANTIC OCEAN
SOUTHERN OCEAN

NewSat
True Broadband


Hub
NSS-6
NSS-7
Hub Australia
RUSSIAN FEDERATION
NORTH PACIFIC OCEAN
INDIAN OCEAN
SOUTHERN OCEAN
NORTH ATLANTIC OCEAN
SOUTH ATLANTIC OCEAN
CANADA
GREENLAND
NewSat
True Broadband



Hub
NSS-6
NSS-7
Hub Australia
RUSSIAN FEDERATION
NORTH PACIFIC OCEAN
INDIAN OCEAN
SOUTH PACIFIC OCEAN

NewSat
True Broadband


Hub
NSS-6
NSS-7
Hub Australia

NewSat
True Broadband

A Picture is Worth 1000 Words

Mobile Telephony in Dubai



Iranian Communications Minister calls to the Australian NOC



Gitex 2004, Dubai


NewSat

Papua New Guinea Connected


NewSat
True Broadband

Offshore Oil Rig, Iran


Micro VSAT Project Persian Gulf

Emergency Response



Out of Africa



Remote Library Services


AL MOBILE LIBRARY
SERVING
The City of Albury

The Princes' Yacht, Bahrain



MTD Product Offering

- The import, assembly and wholesale of computer components and accessories
  - Attractive margins, broad customer base
  - Existing distribution/logistic platform for sale of hardware related to provision of satellite broadband applications
- **Key product lines are:**
  - Chicony & Honeywell Keyboards
  - Casetek Cases
  - Jazz Speakers
  - Microsoft OEM Software
  - Upsonic UPS
  - Canon, OKI Lexmark, Epson & HP Printers
  - Logix, Samsumg, Samtron & Panasonic Monitors
  - DFI & MSI Motherboards
  - HP Computers, Servers & Notebooks
  - Hightech Video Cards
  - Teac & Panasonic Floppy Drives
  - Verbatim CDRW & Media
  - Microtek Scanners
  - Fujitsu Hard Drives


mtd

Airworks Product Offering

- Innovative advertising, matches media delivery to the moment of purchase decision.

'The Fresh Food People' WOOLWORTHS

- NewSat's Multicast satellite service digitally delivers content through a network of audio and visual displays in stores, airports and other out-of-home settings and is the newest advertising channel.
- Central digital content management reponds immediately to changing market conditions, by store, region or state and instantly updates new content to match the new point of sale circumstance to maximise sales.
- Also provides traditional media packages including posters, floor graphics and shelf signage.

Stop Press

- Share Purchase Plan (SPP) Raised $3m plus
- Why?
  - Territory Creep
  - Build New Hubs
  - Employ More Staff
  - Marketing / PR
  - Explore Other Regions
  - Acquire for Growth

Conclusion

- ASX S&P Top 200 Aspiration
- Deliver Triple Pronged Strategy
- Generate Profits
- Grow Shareholder Value
- Outstanding Staff Contribution
- Strong Board

THANK YOU

↘Adrian Ballintine

Founder/CEO

www.multiemedia.com www.newsat.com.au www.mtd.net.au www.airworksmedia.com.au